The Vertical Capital Income Fund has received payment of $600,000 related to a claim previously filed under its Investment Company Blanket Bond related to monies that had been diverted from a bank account held by the fund. The amount of the payment reflects the full fidelity face amount of the policy ($525,000) plus an amount ($75,000) related to an escalator endorsement clause in the policy that increases the policy coverage as fund assets increase.